ISS and Glass Lewis Support BIMIZCI's Case for Change at Medallion Financial. Both Recommend Stockholders Vote on the BLUE Proxy Card FOR Election of Two BIMIZCI Nominees to Medallion Board

https://www.businesswire.com/news/home/20260529331277/en/ISS-and-Glass-Lewis-Support-BIMIZCIs-Case-for-Change-at-Medallion-Financial.-Both-Recommend-Stockholders-Vote-on-the-BLUE-Proxy-Card-FOR-Election-of-Two-BIMIZCI-Nominees-to-Medallion-Board

May 29, 2026 10:21 AM Pacific Daylight Time

> *Both Leading Independent Proxy Advisory Firms Have Now Recommended FOR BIMIZCI Nominees John Kiernan and Eric Kelly with Glass Lewis Stating That "The Dissident has Presented a Compelling Case for Change."*
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> *ISS and Glass Lewis Both Recommend Stockholders WITHHOLD Support from Executive Chair Alvin Murstein and Nominating & Governance Committee Chair Cynthia Hallenbeck*
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> *ISS Stated "Dissident Nominees Eric Kelly and John Kiernan Would not only Impart Independence, but Both Have Public Board Experience That Could be Additive."*
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> *ISS Concludes Medallion Board "Lacks the Independence Necessary to Exercise Credible Effective Oversight of Management as it Navigates the Underlying Challenges." and Suggests That the SEC Settlement Was Not Consciously Factored Into the Decision to Elevate Andrew Murstein to CEO*
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> *Glass Lewis Concludes the Board's Late 2025 Succession Decisions "Further Cemented De Facto Control for Alvin and Andrew Murstein" and " Offer[ed] Little Indication That the Interests of Unaffiliated investors Will be a Priority to the Extent They Depart From Mr. Murstein's Preferences"*
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> ***BIMIZCI Urges Stockholders to Vote the BLUE Proxy Card to Elect Eric Kelly, John Kiernan and Timothy Shanahan. Voting the BLUE Card Trumps Prior Votes and Only the Latest Vote Counts***

Minneapolis, MN – May 29, 2026 – BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management, LLC and Stephen Hodges (collectively, "BIMIZCI" or "we"), long-standing holders of Medallion Financial Corp. (NASDAQ: MFIN) ("Medallion" or the "Company") trust preferred securities and currently the 4th largest institutional stockholder with 500,250 shares, announced today that both leading independent proxy advisory firms, Institutional Shareholder Services ("ISS") and Glass, Lewis & Co. ("Glass Lewis"), have **recommended that Medallion stockholders vote on the BLUE proxy card FOR the election of BIMIZCI nominees Eric Kelly and John Kiernan** to the Company's Board of Directors (the "Board") at the upcoming 2026 Annual Meeting of Stockholders to be held on June 9, 2026. Both ISS and Glass Lewis further **recommended that stockholders WITHHOLD support** from incumbent Executive Chair **Alvin Murstein** and Nominating & Governance Committee Chair **Cynthia Hallenbeck**.

The recommendations from ISS and Glass Lewis validate the core themes of BIMIZCI's campaign and the concerns we have raised directly with stockholders, **including the entrenchment of the Murstein family,** the Board's failure to hold management accountable in the wake of the Federal Judgment and the SEC's permanent injunctions against Andrew Murstein and Medallion Financial, deteriorating credit metrics across the Company's core lending segments, and a pattern of governance practices designed to insulate incumbents from accountability. BIMIZCI believes that in addition to these concerns, there is the looming threat of frontier technology, such as AI, that will threaten and upend existing consumer finance companies in ways we cannot even fully envision yet.

BIMIZCI stated:

"The independent conclusions reached by ISS and Glass Lewis confirm what we have been telling stockholders for years. This Board has prioritized the preferences of the Murstein family over the interests of the stockholders it is supposed to serve. Both proxy advisors have now independently concluded that Eric Kelly and John Kiernan should replace Alvin Murstein and Cynthia Hallenbeck on the Board. We continue to urge stockholders to elect our full slate, including Timothy Shanahan, whose extensive advisory and operational expertise will be essential to addressing the deteriorating performance and oversight failures both advisors have identified. The path forward could not be clearer. Vote the BLUE proxy card today."

ISS Found the Board Squandered the Opportunity for Self-Correction After the 2024 Proxy Contest and Has Materially Undermined Its Own Credibility

In recommending stockholders vote the BLUE proxy card FOR BIMIZCI nominees Kelly and Kiernan and WITHHOLD on Alvin Murstein and Cynthia Hallenbeck, ISS concluded:[1]

"The 2024 proxy contest could have been a positive inflection point for MFIN. The dissident identified credible concerns, but they were not strong enough at the time to support a case for change, meaning that MFIN had an opportunity after the meeting to make improvements on its own terms. The board did not take advantage of this opening. Instead, it embraced policies and practices that only undermined its credibility and independence."

"As it now stands, three of the eight directors are family members, including the CEO, the CEO's father, who is the executive chair, and the CEO's father-in-law… He was selected by the board in a process that evidently failed to take a recent settlement with the SEC into account."

"During engagement with ISS, the board suggested that there was no conscious discussion or decision reached about the potential impact of the settlement on Murstein's candidacy."

"These corporate governance and operational issues have likely contributed to TSR underperformance since the 2024 proxy contest. Due to these factors, the dissident has presented a compelling case for change."

ISS Highlighted the Lack of Independent Oversight and the Need to Remove Alvin Murstein and Cynthia Hallenbeck

"The real issue is that the board lacks the independence necessary to exercise credible effective oversight of management as it navigates the underlying challenges. Thus, the most logical starting point is to remove executive chair Alvin Murstein, who has served as a director for more than 30 years, and who was recently succeeded as CEO by his son. From there, independence would be further enhanced by removing Cynthia Hallenbeck. As chair of the nominating and governance committee, she bears a great deal of responsibility for the various corporate governance deficiencies underpinning the need for change."

"Dissident nominees Eric Kelly and John Kiernan would not only impart independence, but both have public board experience that could be additive."

Glass Lewis Echoed These Conclusions and Found the Board's Defense of Andrew Murstein's Elevation to CEO "Falls Exceptionally Flat"

In its own report recommending FOR Kelly and Kiernan and WITHHOLD on Alvin Murstein and Cynthia Hallenbeck, Glass Lewis concluded:[2]

"Recent succession at Medallion, in particular, should give investors pause, as the board seems willing to rank lineage over independence, procedural credibility and rigorous oversight, offering little indication that the interests of unaffiliated investors will be a priority to the extent they depart from Mr. Murstein's preferences."

"The procession would suggest something of a suboptimal oversight regime. Accompanying disclosure does not detail any substantive succession framework or make reference to a thorough, unbiased exploration of capable candidates. Instead, the filing succinctly frames a transition from father to son in a move that would be more at home in a privately held enterprise."

"That the board assessed the foregoing developments — alongside, to be clear, the $1.0 million civil penalty and court-ordered guardrails clearly intended to preclude recurrence of Andrew Murstein's prior behavior — and nevertheless arrived at a favorable determination regarding Andrew Murstein's fitness to serve without any apparent exploration of alternatives should be seen as materially disconcerting and a functional reinforcement of de facto control by the Murstein family. By extension, the board's campaign riposte — i.e. concisely noting that 'Medallion successfully settled the SEC matter' — falls exceptionally flat."

Glass Lewis Rejected the Board's Performance Narrative and Concluded Change Is Warranted

"The governance elements of the current dispute — updated materially from the 2024 meeting — tilt the scales meaningfully toward change. Judge Kaplan's pointed dismissal and Medallion's subsequent settlement of the AC paint a damaging picture of managerial efficacy under the Murstein family, leaving the board's seemingly perfunctory involvement in late 2025 succession decisions which further cemented de facto control for Alvin and Andrew Murstein in a rather grim light."

"Novel perspectives are needed at Medallion."

"Doubts regarding Medallion's performance and the board's fundamental oversight efficacy are material here, and an incremental refresh in favor of independent, credible directors does indeed appear warranted at this time."

Both ISS and Glass Lewis Rejected the Board's Attacks on BIMIZCI and Stephen Hodges

Both proxy advisors examined and dismissed the Board's repeated attempts to deflect from its own record by attacking BIMIZCI's trust preferred securities position and Stephen Hodges personally. Glass Lewis noted that the Dissident and its affiliates, "including Stephen Hodges, are not on the card this time around" and that "the practical risk appears rather low" with respect to the Board's claimed conflicts. ISS similarly concluded that the Board's concerns about BIMIZCI's debt exposure "does not absolve the board's failures, nor does it in any way undermine the objective factors supporting the case for change."

The Case for a Complete Board Refresh

BIMIZCI respects the analysis conducted by ISS and Glass Lewis and respects the time dedicated to understanding all the issues. We agree that John Everets is among the more credentialed independent directors on Medallion's Board. However, we also believe that a genuine refresh of the Board requires more than the removal of Alvin Murstein and Cynthia Hallenbeck. The record raises, in our opinion, substantive questions about whether Mr. Everets has exercised the independent oversight stockholders deserve.

Mr. Everets joined the Board in July 2017 and became Audit Committee Chair almost immediately, where he was designated an audit committee financial expert. He chaired the Audit Committee during the year-end 2017 audit cycle, the specific year-end the SEC alleged Medallion Bank's fair value was overstated by at least $85 million and total assets and equity by more than $115 million. He remained Audit Committee Chair through 2021, spanning the entire SEC investigation, during which the Audit Committee commissioned no independent investigation of Andrew Murstein's conduct. He was also Audit Committee Chair when, on the eve of the 2019 Form 10-K filing, 61 medallion loans totaling $27.5 million were reclassified from performing to impaired troubled debt restructurings, swinging fourth quarter 2019 results from net income of $0.11 per share to a net loss of $0.02 per share (MFIN Form 8-K/A, March 30, 2020). Mr. Everets has also served as a director of The Eastern Company since 1993, a 33-year tenure that is more than three times the nine-year threshold beyond which both ISS and Glass Lewis flag director independence as potentially compromised. He will also turn 80 during the next term, raising further questions about the depth of refresh his continued service would deliver.

By contrast, Timothy Shanahan, the founder and CEO of VentureSpring, brings the advisory, turnaround and interim leadership expertise directly applicable to the operational deterioration both ISS and Glass Lewis have identified, including the SBA event of default at Medallion Capital, rising charge-off ratios in the Recreation and Commercial Lending segments, and the broader execution challenges facing the Company. BIMIZCI has noted throughout its campaign that the consumer finance competitive landscape, already highly competitive, will only get more so and that the ability to think "outside the box" – a skill Mr. Shanahan has honed over decades – is critical. His skill set is complementary to those of Mr. Kelly and Mr. Kiernan and essential to the meaningful refresh stockholders deserve.

The Path Forward

The recommendations from ISS and Glass Lewis confirm the case BIMIZCI has presented to stockholders. The Board's refusal to engage constructively with capital solutions, its decision to elevate Andrew Murstein to CEO in the immediate aftermath of permanent federal injunctions, the entrenchment mechanisms it has deployed against stockholders, and the deteriorating credit metrics in the Company's core segments are not isolated incidents. They are the predictable result of a boardroom where independent oversight has been subordinated to family control.

Stockholders now have an opportunity to begin restoring that oversight. Eric Kelly brings public-company board experience, technology and regulatory expertise, and current service on the audit committee of Guardian Life Insurance, one of the largest mutual life insurance companies in the United States. John Kiernan is an NACD-certified director currently serving as a public company CEO with directly relevant financial services and bank board experience. Timothy Shanahan brings the advisory, turnaround and operational expertise critical to addressing the operational deterioration both proxy advisors have identified. Together, their election would deliver the independent, credible oversight that Medallion stockholders deserve.

ALL BIMIZCI MATERIALS ARE AVAILABLE AT www.restoretheshine.com

FOLLOW ISS AND GLASS LEWIS' RECOMMENDATIONS AND VOTE FOR CHANGE ON THE BLUE PROXY CARD TODAY.

Voting instructions are at https://restoretheshine.com/vote. Stockholders of record as of April 13, 2026 are urged to vote the BLUE proxy card before the annual meeting on June 9, 2026.

Media contact: nicole@nh-consult.com

[1] Permission to quote from the ISS report was neither sought nor obtained. Emphases added.

[2] Permission to quote from the Glass Lewis report was neither sought nor obtained. Emphases added.

Important Information
BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI") have nominated individuals as nominees to the board of directors of Medallion Financial Corp. (the "Company") and intend to solicit votes for the election of those individuals, Eric Kelly, John Kiernan, and Timothy Shanahan as members of the Company's board of directors (the "Nominees"). BIMIZCI will send a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at the Company's 2026 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, the Company and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by BIMIZCI with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also direct a request to Sodali & Co LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing zimcal@info.sodali.com.

Participants in Solicitation
The following persons are participants in the solicitation by BIMIZCI: BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management LLC, Stephen Hodges, Eric Kelly, John Kiernan, and Timothy Shanahan. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. BIMIZCI filed a definitive proxy statement under cover of Schedule 14A on May 8, 2026 (the "Definitive Proxy Statement"). **Information regarding the participants and their interests is contained in the Definitive Proxy Statement.**